UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Names of Persons Filing Statement)

Series L Shares, without par value,

American Depositary Shares (“L Share ADSs”), each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares (“A Share ADSs”), each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403707 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Colonia Bosques de las Lomas

México, D.F. 05120, México (5255) 1105-1301

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (“SEC”) by Teléfonos de México, S.A.B. de C.V. (“Telmex”) on October 11, 2011. The Schedule 14D-9 relates to the offer by América Móvil, S.A.B. de C.V. (the “Tender Offer”) to purchase any and all Series A Shares (the “Telmex Series A Shares”), American Depositary Shares each representing 20 Telmex Series A Shares (the “Telmex A Share ADSs”), Series L Shares (the “Telmex Series L Shares”), and American Depositary Shares each representing 20 Telmex Series L Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs” and, together with the Telmex Shares, the “Telmex Securities”) of Telmex, other than Telmex Securities held by América Móvil or by its subsidiaries, Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”). The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase attached and filed as Exhibit (a)(i) on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, dated and filed with the SEC on October 11, 2011. All page references in this Amendment No. 1 refer to the Schedule 14D-9.

Item 4 – The Solicitation or Recommendation

The first paragraph on page 5 is amended and restated in its entirety as follows:

At the August 8, 2011 meeting, in order to assist the Board in formulating the opinion required by Mexican law, the Board also authorized the officers of Telmex to engage a financial services firm to provide an opinion to the Board as to the fairness of the Offer price, and Telmex subsequently retained Morgan Stanley & Co. LLC (“Morgan Stanley”) for that purpose. As a matter of its regular business practice, Telmex does not prepare financial forecasts or projections, other than ordinary course annual budgets and on occasion, when requested by its rating agencies, very limited forward looking information. It did not prepare any in connection with the Offer. There were no financial projections of Telmex prepared by its management, and, consequently Telmex did not provide any such projections to either América Móvil or Morgan Stanley.

The Telmex Corporate Practices Committee (which consists of three current independent directors of Telmex, Juan Antonio Pérez Simón, Jaime Alverde Goya and Antonio Cosío Pando) held a meeting on September 13, 2011 in advance of a Board meeting to be held the next day. At that meeting Morgan Stanley made a presentation to the Committee. In addition to considering the Morgan Stanley presentation, the Committee considered that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private.” The Mexican Securities Law provides that in order for the shares of a public Mexican company to be eligible for deregistration by the CNBV, the price offered in any tender offer preceding a deregistration application must be at least the greater of the net book value of the shares (as of the end of the fiscal quarter prior to the announcement of the offer), which the Committee observed was Ps.2.54 in the case of the Telmex Shares, and the market value of the shares (the volume weighted average price of the shares over the thirty trading days prior to the commencement of the offer), Ps. 10.41 in the case of the Offer. At a full Board meeting the following day in which the members of the Committee participated, the Committee reported that, based upon the matters considered at its meeting, its members were of the view that the Offer price was supported from a financial point of view. The Committee did not prepare or deliver any written opinion, report or analysis to the Board.

The second sentence of the second paragraph on page 5 is amended and restated in its entirety as follows:

In making this determination the Board took into account (i) the views of its Corporate Practices Committee and (ii) the written financial opinion dated as of September 14, 2011 rendered at such meeting by Morgan Stanley to the Board that as of that date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the opinion, the consideration to be received in the Offer by holders of the Telmex Securities (other than América Móvil, AT&T Inc. and their respective affiliates) as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document (each as defined in Item 8 below), was fair, from a financial point of view, to such holders.

Item 8 – Additional Information – Opinion of Morgan Stanley

The second paragraph on page 6 under the heading Item 8. – “Additional Information – Opinion of Morgan Stanley” is amended and restated in its entirety to read as follows:

The full text of the written opinion of Morgan Stanley, dated as of September 14, 2011, is attached hereto as Exhibit(a)(iv). The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness, as of the date of the opinion and from a financial point of view, to the holders of Telmex Securities (other than América Móvil, AT&T Inc. or any of their respective affiliates) of the consideration to be received by such holders pursuant to the Offer as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document. It does not address any other aspect of the Offer and expresses no opinion or recommendation as to whether any holder of Telmex Securities should participate in the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley has consented to the inclusion of the following description of its opinion and its presentation to the Board, and to their inclusion as exhibits to this Schedule 14D-9.

The heading “Summary of Financial Analyses” on page 8 is amended and restated in its entirety as follows:

Summary of Financial Analyses Performed by Morgan Stanley

The first sentence under the heading “Summary of Financial Analyses” on page 8 is amended and restated in its entirety to read as follows:

The following is a summary of the material analyses performed by Morgan Stanley in connection with the preparation of its written opinion letter dated September 14, 2011.

The first complete paragraph on page 14 is amended and restated in its entirety as follows:

Under the terms of its engagement letter, Morgan Stanley provided the Company a financial opinion in connection with the Offer, and the Company has agreed to pay Morgan Stanley a fee of $150,000 for its services, which is not contingent on the completion of the Offer, and all of which became payable upon the delivery of the financial opinion letter. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement.

In the past two years, Morgan Stanley and its affiliates have provided certain financing services to América Móvil in connection with (i) four debt securities offerings by América Móvil, (ii) a loan commitment to América Móvil (which was never drawn and has been canceled) and (iii) a syndicated revolving credit facility of América Móvil. For these services Morgan Stanley received aggregate compensation of approximately $3 million. In the past two years, Morgan Stanley has not provided any financial advisory services to América Móvil or the Company or financing services to the Company.

Morgan Stanley and its affiliates may seek to provide financial advisory and financing services to América Móvil or the Company in the future and would expect to receive fees for the rendering of these services, but Morgan Stanley has no understandings or agreements with either América Móvil or the Company regarding any such possible future engagements.

The following text is inserted immediately before the heading “Exhibits” on page 14:

Publicly Available Adjusted Projections

For purposes of its financial analyses that require financial projections for Telmex, including its discounted cash flow analysis, Morgan Stanley relied, at the direction of Telmex, upon the Publicly Available Adjusted Projections, which were based on the forecasts included in certain publicly available research analysts’ reports relating to the Company as adjusted and extrapolated per the guidance of the management of the Company. Morgan Stanley was advised by the Company and assumed with the consent of the Company that such Publicly Available Adjusted Projections were consistent with the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of the Company. Morgan Stanley expressed no view or opinion as to the Publicly Available Adjusted Projections or the assumptions on which they were based.

The summary of the Publicly Available Adjusted Projections is not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender Telmex Securities in the Offer, but is included because the Publicly Available Adjusted Projections were used by Morgan Stanley in performing its analyses. The Publicly Available Adjusted Projections, while presented with numerical specificity, necessarily are based on numerous variables and assumptions (including a composite of the assumptions of numerous research analysts unaffiliated with Telmex). Such assumptions are inherently uncertain and may be beyond the control of the Telmex’s management. Important factors that may affect actual results and cause the Publicly Available Adjusted Projections to not be achieved include, but are not limited to, risks and uncertainties relating to Telmex’s business including its ability to achieve strategic goals, objectives and targets over applicable periods, industry performance, expectations regarding fixed lines and broadband access, the regulatory environment, general business and economic conditions and other factors. As a result, actual results may differ materially from those contained in the Publicly Available Adjusted Projections. Accordingly, there can be no assurance that the Publicly Available Adjusted Projections will be realized. Since the Publicly Available Adjusted Projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The inclusion of the Publicly Available Adjusted Projections in this Schedule 14D-9 should not be regarded as an indication that Telmex, Morgan Stanley or any of their respective officers, directors, advisors or representatives considered or consider the Publicly Available Adjusted Projections to be predictive of actual future events, and the Publicly Available Adjusted Projections should not be relied upon as such. Neither Telmex or Morgan Stanley nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Publicly Available Adjusted Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Publicly Available Adjusted Projections to reflect circumstances existing after the date the Publicly Available Adjusted Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Publicly Available Adjusted Projections are shown to be in error. The Publicly Available Adjusted Projections are not fact and neither Telmex or Morgan Stanley, nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder of Telmex or other person regarding Telmex’s ultimate performance compared to the information contained in the Publicly Available Adjusted Projections or that forecasted results will be achieved.

The Publicly Available Adjusted Projections were not prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles. Neither Telmex’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Publicly Available Adjusted Projections, nor have they expressed any opinion or any other form of assurance on the Publicly Available Adjusted Projections or its achievability.

The following table summarizes the Publicly Available Adjusted Projections.

Publicly Available Adjusted Projections (1)

(In billions of Mexican pesos unless otherwise specified)

	2011	2012	2013	2014	2015	2016
Revenue	109.5	107.7	106.4	104.8	103.7	102.7
EBITDA	43.3	42.1	41.3	39.9	39.5	39.0
EBITDA Margin	39.5%	39.1%	38.8%	38.1%	38.1%	38.0%
Capital Expenditures	11.0	10.2	10.4	9.9	9.7	8.7

(1)	Based on the forecasts included in certain publicly available research analysts’ reports relating to the Company as adjusted and extrapolated per the guidance of the management of the Company.

In light of each of the factors described above and the uncertainties inherent in the Publicly Available Adjusted Projections, shareholders of Telmex are cautioned not to place undue, if any, reliance on the Publicly Available Adjusted Projections.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Carlos Robles Miaja
Name: Carlos Robles Miaja
Title: Chief Financial Officer
Date: November 1, 2011